[Youbet.com, Inc. Letterhead]

October 28, 2009

VIA EDGAR AND MAIL

Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
CF/AD5
100 F Street, N.E.
Washington, D.C. 20549-3561

RE:	Youbet.Com, Inc.
File Number: 000-26015
Form 10-K for the Year Ended December 31, 2008
Form 8-K Furnished August 13, 2009

Dear Mr. Shenk:

On behalf of Youbet.com, Inc. (the “Company”), set forth below are the Company’s responses to the letter of comment dated October 13, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) and the Company’s Current Report on Form 8-K furnished on August 13, 2009.  For your convenience, we have reproduced the text of the Staff’s comments in italics below and the Company’s responses appear immediately below each comment.

Form 10-K for the Year Ended December 31, 2008

Item 1. Business
Research and Development
New Products, page 7

1.
Please explain to us and disclose your accounting for the revenue and expenses associated with the co-branded product for the group of four racetracks in Illinois.  Include how your share of the associated revenue and expense is determined and communicated to you.

The Company’s co-branding agreement with the racetracks in Illinois provides for the sharing of the revenue and expenses associated with wagers placed by Illinois customers.  The co-branded product consists of a virtual off-track betting system that enables customers to access handicapping information products, view video streaming of races, and transmit wagering instructions via a website. Pursuant to the terms of the co-branding agreement, the Company provides ADW services, including an Internet platform and customer service representatives, and retains a share of the net revenue (commissions less associated direct costs) generated from related wagering and handicapping activity.  All revenue and expenses associated with the co-branding agreement are captured and accounted for in the same manner as revenue and expenses associated with the Company’s operations for customers outside of Illinois, with the exception that the co-branded product transactions are segregated into a separate profit center.

October 28, 2009

At each month end, the Company prepares a separate profit and loss analysis for the co-branded product to determine the net revenue generated and remits to the tracks a percentage of the net revenue, which is similar to a source market fee.  The amount remitted to the tracks is accounted for by the Company as a track fee in its statement of operations, reducing gross profit and handle yield.

The Company will revise its disclosures in future filings to provide the foregoing explanation.

Competition, page 7

2.	Please revise to give an indication of your size relative to the markets in which you compete and to your competitors.

The Company acknowledges the Staff’s comment and will revise its disclosures in future filings to provide the requested information regarding the Company’s size relative to the markets in which it competes and to its competitors.

Management’s Discussion and Analysis
Overview, page 22

3.
Please discuss the significant factors affecting the results of each segment.  Include how costs are attributed to each segment (for example, whether and what consolidated costs are allocated to the segment and the basis for such allocation).  We believe such disclosure will help investors better understand the operations of each segment.

The Company operates as two reportable segments. The Company’s advance deposit wagering (ADW) segment consists of the operations of Youbet Express and Youbet Services Corporation.  Its totalizator services segment consists of the operations of United Tote.  Each segment operates independently, under separate management and provides distinctly separate services.  The ADW segment provides internet wagering services and caters to the general public, whereas the totalizator segment provides totalizator equipment and services to racetracks, as well as off-track betting facilities and ADWs, including the Company’s ADW segment.  Both segments are impacted by the amount of wagering handle processed, however, the ADW segment is more immune to track closures due to in-climate weather and other factors, as players may shift their wagering activities to other tracks.    The revenue and expenses attributable to the services provided by the Company’s totalizator segment to the Company’s ADW segment are eliminated in the Company’s consolidated financial statements.  The reporting segments follow the same accounting policies used for the Company’s consolidated financial statements and are described in the summary of significant accounting policies. The Company’s management evaluates a segment’s performance based upon its individual financial results of operations.  Note 15 to the Company’s consolidated financial statements disclose segment information.

October 28, 2009

In future filings, the Company will revise its disclosure to include a discussion of these factors affecting the results of each segment.  The Company advises the Staff that the above discussion does not include IRG or Bruen as those entities were accounted for as discontinued operations.

Results of Operations, page 23

4.
Please quantify the effect of each factor cited in each comparison of results presented, accompanied by an analysis of the reasons underlying the factor.  As one example, you cite higher noncash compensation in partial explanation for the variance in “general and administrative” operating expense between 2008 and 2007 without quantification or rationalization of this factor.  Refer to Item 303(a)(3) of Regulation S-K and Section 501.04 of the Codification of Financial Reporting Releases for guidance.  If the effect is not quantifiable, disclose this fact and the reason for the inability to quantify, as well as the basis for your belief that the cited item is a factor.

The Company will revise its disclosures in future filings to quantify the effect of each factor cited in each comparison of results presented, accompanied by an analysis of the reasons underlying the factor in accordance with the guidance provide by Item 303(a)(3) of Regulation S-K and Section 501.04 of the Codification of Financial Reporting Releases.

5.
Please include a full analysis of the results of operations for each segment on a basis consistent with the results of operations presented in the segment note (note 15) to the financial statements so investors may have a greater understanding of the results of each and the factors affecting same.

The Company will revise its disclosures in future filings to include a full analysis of the results of operations for each segment on a basis consistent with the results of operations presented in Note 15 to the Company’s consolidated financial statements.  The Company advises the Staff that its presentation in Note 15 follows the reporting requirements relating to segment reporting as stipulated by SFAS 131, “Disclosures about Segments of an Enterprise and Related Information.”

6.
Please include a discussion specific to variances in consolidated gross profit and each segment’s measure of results between comparable periods in terms of dollar amount and as a percentage of revenue.  For example, consolidated gross profit margin as a percentage of revenue was 38%, 34% and 32% for 2008, 2007 and 2006, respectively, without any analysis for the increase between comparable periods.  As an example in regard to segment results, the reason for the significant increase in 2008 ADW results compared to 2007 despite a decrease in revenue in 2008 from 2007 is not apparent.  As another segment example, it is not apparent why 2009 ADW income from operations compared to 2008 decreased despite an increase in revenue as reported for the three and six months ended periods in the June 30, 2009 Form 10-Q.

October 28, 2009

The Company notes the Staff’s comment and will revise its disclosures in future filings to include a discussion specific to variances in consolidated gross profit and each segment’s measure of results between comparable periods in terms of dollar amount and as a percentage of revenue.

7.
We note “changes in track mix” is cited as a variance factor in regard to changes in yield in the comparison between 2008 and 2007 revenues on page 23 and in the comparison of licensing fees between 2007 and 2006 on page 25 in the Form 10-K, as well as in the comparison of results for the three and six months ended periods in the June 30, 2009 Form 10-Q.  Please discuss what the “changes in track mix” were, the factors underlying the change in such mix and why such had the associated impact on the amounts affected.  In connection, with this, discuss any trends associated with a change in track mix materially affecting future results.

The Company advises the Staff that its customers generally may wager on over 150 tracks. Commissions, host fees, source market fees, TV fees and other fees vary on a track-by-track basis.  The track mix changes based on the number and identity of the particular tracks the Company is able to offer to customers, as well as the amount of wagers placed by customers on each of the different tracks, which is affected by, among other things, player preferences.  Player preferences are driven by such things as race type, time of day and wagering pool size. These changes in track mix result in fluctuations in the Company’s costs and yield, and these fluctuations may not mirror changes in wagering handle.  Accordingly, changes in track mix have an integral impact on the Company. For example, as noted in the Company’s response to comment 8, the loss and return of TrackNet content involved a change in track mix  which  had an impact on the Company’s financial results.

8.
The loss of lower yielding TrackNet content is cited as a factor in the comparison of 2008 and 2007 results in the Form 10-K, whereas the period comparisons in the June 30, 2009 Form 10-Q cite the return of TrackNet content, Given the apparent materiality to your operations of your relationship with TrackNet as indicated in several risk factors in the Form 10-K, please explain to us and disclose the circumstances associated with the loss and return of this content, and the prospects of the future loss or retention of this revenue source. Additionally, expound upon the terms and conditions of your relationship with TrackNet, as they are a competitor of yours as well as a source of your revenue.

The Company advises the Staff that TrackNet content generally includes tracks with higher costs and, correspondingly, lower yields. Loss of a significant portion of TrackNet content had the impact of shifting player wagers to higher yielding tracks, thus changing the proportion of funds wagered on lower versus higher yielding content.  The return of additional TrackNet content had the opposite effect on yield, but also resulted in an increase in handle.

In March 2007, Magna Entertainment Group and Churchill Downs, Inc. announced that they had formed a joint venture called TrackNet Media Group LLC (“TrackNet”) through which the companies’ horse racing content would be available to each other’s various distribution platforms, including XpressBet and Twinspires, as well as third parties, including racetracks, off-track betting facilities, casinos and other ADW providers.

October 28, 2009

In 2007 and 2008, the Company was unable to carry a significant portion of TrackNet content due to the failure to successfully negotiate an agreement with TrackNet, as well as the impact on the distribution of content stemming from disputes among tracks, ADWs, and a number of horsemens’ groups that have consent rights under the Interstate Horse Racing Act of 1978 (“IHA”).  The Company has had an agreement with TrackNet to carry all of its content since the end of 2008 and anticipates being able to carry that content in the future, although the agreement with TrackNet, like all the Company’s agreements with content providers, is subject to cancellation by TrackNet at any time.  In addition, the Company may not be able to arrange to carry such content in the future, as any such arrangement is subject to contractual negotiations and the consent of the relevant horsemens’ groups and racing commissions pursuant to the IHA and applicable state law.

The Company will revise its disclosures in future filings to include disclosure similar to the foregoing explanation.

9.	Please revise to disclose your calculation of Youbet Express yield and revise the definition on page 23 to be consistent with the definition on page 25.

The Company acknowledges the Staff’s comment and advises the Staff that it will revise its disclosures in future filings to include tabular disclosure regarding the calculation of Youbet Express yield similar to the following:

	Year ended December 31,
	2008	2007
	(in $Thousands)

Handle	438,260	484,216

Commissions	82,929	93,969
Less:
Track fees	39,303	39,246
License fees	9,124	19,810
Net Revenue	34,502	34,913
Yield %	7.9%	7.2%

In addition, in response to the Staff’s comment, in future filings, the Company will revise its definition of  Youbet Express yield now on page 23 as “commission revenue less track and licensing fees as a percentage of handle” consistent with the definition now on page 25 of the Form 10-K.

October 28, 2009

Liquidity and Capital resources
Cash Flows for 2008 Compared to 2007, page 27

10.
We note you state that the increase in net cash provided by operating activities in 2008 was primarily due to improved earnings resulting from an increase in revenues from your ADW segment.  However, from disclosure in the segment note (note 15) to the financial statements and results of operations in MD&A, revenues for the ADW segment decreased in 2008.  Please clarify.

The Company notes the Staff’s comment and advises the Staff that the increase in net cash was primarily due to increased revenue yield in the ADW segment despite an overall decrease in revenues for the period is a result of the higher yielding track mix during the period.  The Company refers the Staff to its response to comments 7 and 8 regarding the impact of changes in track mix.  The Company will revise disclosures in future filings to clarify this from a historical perspective.

11.
Please discuss the comparability of net cash flows of operating activities in terms of cash in your annual and quarterly filings.  In connection with this, it is not clear from your current disclosure how the factors cited contributed to the significant variance in net cash flows between the 2008 and 2007 annual periods in the Form 10-K and between the six months ended June 30, 2009 and 2008 in the June 30, 2009 Form 10-Q.  Further, note that reference to results of operations, prepared on the accrual basis of accounting, may not provide a sufficient basis for a reader to analyze changes in cash flow of operating activities in terms of cash.  Your disclosure should also address the reasons and underlying drivers associated with the factors cited.  Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.  Please provide us with a copy of your disclosure revised in consideration of the above.

In response to the Staff’s comment, the Company’s proposed revised disclosure regarding its cash flows is included as Annex A to this letter and is provided to the Staff on a supplemental basis.

Contractual Obligations, Contingent Liabilities and Commitments, page 29.

12.
As this table is intended to increase the transparency of cash flows, we believe you should include scheduled interest payments in the table.  Where interest rates are variable and unknown, you may use your judgment to determine whether to include estimates of such.  If you elect to include estimates, you may determine the appropriate methodology to estimate the interest payments.  Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate.  If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

October 28, 2009

The Company notes the Staff’s comment and will revise its disclosures in future filings as requested to include appropriate information that is material to understanding of future cash flows as suggested by the Staff.

Critical Accounting Estimates and Policies, page 30
Revenues, page 30

13.
Please disclose the significant judgments, uncertainties and estimates associated with the determination of the amount and timing of revenue recognized.  In connection with this, include your insight into the quality, sensitivity and variability regarding all key assumptions, judgments, uncertainties and estimates associated with the amount of loyalty program incentives and rebates recorded.

The Company will revise its disclosures in future filings to include information about any significant judgments, uncertainties and estimates associated with the determination of the amount and timing of revenue recognized, including a discussion of the quality, sensitivity and variability regarding all key assumptions, judgments, uncertainties and estimates associated with the amount of loyalty program incentives and rebates recorded.

Internally developed software, page 31

14.	Please explain to us and disclose what is meant by “estimated value benefit” referred to in the last sentence of this section, and how the amount of the benefit is determined.

The Company advises the Staff that the phrase “estimated value benefit” refers to the present value of the estimated future revenue stream of using the software.  If the future estimated revenue falls below the unamortized cost of the software, a non-cash charge will be taken.  The Company will revise its disclosures in future filings to include this information.

Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Revenue Recognition, page 8

15.
Please clarify for us and in your disclosure in regard to the “Youbet Player Advantage” program whether the associated accrued liability is based on fully earned awards or also takes into consideration partially earned awards expected to be redeemed.  In addition, please revise to disclose your policy for measuring the value of incentives.

The Company advises the Staff that under the Youbet Player Advantage player rewards program, participating members earn points based on the amount they wager, and they can redeem their earned points for merchandise, travel rewards, and wager credits.  Youbet’s Player Advantage incentives and other volume incentives are recorded as a reduction of commission revenue (a contra-revenue) and the associated liability is accrued as the points are issued.  Reward points are valued based upon a “par” value applied to points earned based upon the rewards category the player is assigned.  Player reward categories are assigned to players based upon their respective wagering volume.  An estimated point redemption rate, by reward category, is applied against the outstanding points to estimate the future utilization of points awarded for proper valuation.

October 28, 2009

The Company will revise its disclosures in future filings to clarify matters regarding Youbet Player Advantage program as described above.

16.
Please explain to us and disclose your accounting for the significant costs incurred by United Tote related to service contracts prior to the associated systems becoming operational and the basis for your treatment.

The Company advises the Staff that the significant costs incurred by United Tote related to service contracts before the systems become operational are capitalized and subsequently amortized to expense over the contract life or the respective useful life of the asset, when placed in service.  The Company will revise its disclosures in future filings to include this information.

Stock-based compensation, page F-10

17.
You disclose here that expected forfeitures are immaterial such that you recognize forfeitures as they occur in calculating stock based compensation rather than factoring an estimate of forfeitures into the calculation pursuant to SFAS 123R.  However, disclosure in note 13 of the notes to the financial statements in regard to stock options indicate that the number of options cancelled during 2008 and that are expected to vest relative to those that are exercisable at December 31, 2008 appear to be material: Please reconcile your disclosure here to the information presented in note 13 for stock options, and why your treatment of forfeitures is appropriate relative to the requirements of SFAS 123R.

The Company uses an estimated forfeiture rate in computing the compensation cost associated with options granted as required by SFAS 123R, however, the Company’s disclosure did not reflect this adequately.  Forfeitures are estimated at the time of grant, reconsidered each subsequent quarter and generally have been considered immaterial, with actual forfeitures recognized in the period they occur to the extent they differ from the Company’s estimates. The estimated forfeiture rate is determined after giving consideration to:

1.	Expectations of low employee turnover based on historical experience

2.	Management’s intention to reflect the actual cost of options granted

3.	Expectation of future employee exercise of options upon vesting

In 2008, in an effort to improve its financial results, the Company pursued a reorganization strategy resulting in a significant number of employee terminations.  Higher compensated employees were terminated in the reorganization causing a significant number of unvested options to be cancelled.  This strategy was the result of decisions by new executive management and was not expected in prior periods.  Therefore, it was not possible to reasonably forecast the higher actual option forfeiture rate that resulted from this strategy. Management believes the reorganization that resulted in the significant number of forfeitures in 2008 was an isolated incident.  The Company will revise its disclosures in future filings to include this information.

October 28, 2009

Earnings or net income (loss) per share, page F-11

18.
Based on the disclosure of number of stock options outstanding in note 13 of the notes to the financial statements, it appears that there is a greater number of stock options that should be disclosed as excluded from the computation of diluted per share amounts due to antidilution pursuant to paragraph 66 of SFAS 123R and paragraph 40 of SFAS 128.  Please advise.

The Company notes the Staff’s comment and acknowledges that the figures in the subscripted notes for 2008 and 2007 actually reflect the effective dilutive shares versus the anti-dilutive shares of 4,415 and 2,797, respectively.  The Company advises the Staff that this was merely typographical error and has no impact on the earnings per share calculations.

Note 4: Receivables, page F-12

19.
We note that your allowance for doubtful track receivables approximates 15 percent of gross track receivables at December 31, 2008 and 2007.  Please explain to us the nature of these receivables and the factors that you believe lead to this relatively high percentage of doubtful accounts.

The allowance for doubtful accounts relates entirely to the totalizator segment, which is involved in the sale and service of equipment and provides totalizator services.  The operations in this segment resemble a common business model and are affected by the variable cash flows of the tracks serviced and the resultant ability of such tracks to meet their payment obligations, as well as disputes with such tracks over amounts invoiced.

Note 10: Income Taxes, page F-16

20.
We note your disclosure that due to the change of ownership provisions of IRC Section 382 that utilization of a portion of your net operating loss and tax credit carry forwards may be limited in future periods.  Please quantify any such known limits.

The Company advises the Staff that the Company does not have any known limits under IRC Section 382 at this time.

Form 8-K Furnished August 13, 2009
Exhibit 99.1

21.
You state that you use “EBITDA” as an operating performance and liquidity measure.  Please tell us and disclose the substantive reasons specific to your circumstances on why and how “EBITDA” is meaningful to investors in each of these capacities pursuant to Item 10(e)(1)(i)(C) of Regulation S-K.  In so doing, you should discuss how each reconciling item in arriving at each measure is meaningful in your specific circumstances.  In particular, explain how “EBITDA” is representative of, as you state, core business performance when it appears that depreciation expense associated with pari-mutual equipment that apparently is a significant source of your revenue is eliminated.  Additionally, explain how “EBITDA” is representative of a liquidity measure when interest and taxes, both of which affect liquidity, are eliminated by “EBITDA,” and in particular why disregarding payments for these is useful to investors to in your circumstances.  In the alternative, please discontinue presenting “EBITDA.”

October 28, 2009

The Company acknowledges the Staff’s comment and advises the Staff that the Company continues to believe that EBITDA is meaningful to investors as an operating performance measure for the reasons discussed below.  However, the Company recognizes that EBITDA is of limited use to the Company and is less meaningful to investors as a liquidity measure, and therefore, the Company will no longer refer to the use of EBITDA in such capacity in its future earnings releases.  In response to the Staff’s comment, the Company will expand its disclosure in future earnings releases regarding the substantive reasons specific to its circumstances why the EBITDA measure it presents is meaningful to investors in evaluating the Company’s operating performance. The Company has provided its intended revised disclosure to address the Staff’s comment below. The Company notes that the below disclosure would replace the paragraph under the table in the section entitled “Reconciliation of Non-GAAP Financial Measures” of the earnings release included as Exhibit 99.1 to the Company’s Form 8-K furnished on August 13, 2009.

Revised disclosure:

“Management believes that the presentation of EBITDA from continuing operations provides useful information to investors regarding the Company’s results of operations because this non-GAAP financial measure is among the primary metrics by which management evaluates operating performance of the Company’s business, on which internal budgets are based, by which management and other employees within the Company are compensated, and on which the Company’s debt covenants are based.  The Company uses and believes investors and other external users of the Company’s financial statements benefit from the presentation of EBITDA from continuing operations in evaluating its operating performance because:

•
This measure provides greater insight into management decision making at the Company as EBITDA from continuing operations is one of management’s primary internal metrics for evaluating the operating performance of the Company’s overall business and underlying segment results. Management believes that investors should have access to the same information that it uses internally to analyze the Company’s results;

•
This measure is useful for the Company to assess the performance of its employees and business segments because by excluding such costs as interest expense, income taxes and depreciation and amortization expense, many of which are outside of the control of employees, management is better able to evaluate the performance of employees and determine the extent to which they have met performance goals to be eligible for incentive compensation awards; and

October 28, 2009

•
EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, income taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Accordingly, the Company believes this measure facilitates external comparisons to competitors’ historical operating performance.

EBITDA from continuing operations is not defined under or prepared in accordance with GAAP and should not be considered an alternative to income from continuing operations, which the Company believes is the most comparable GAAP measure, and should not be considered a measures of the Company’s liquidity.  Although the Company uses EBITDA from continuing operations as a financial measure to assess the performance of its business, the use of EBITDA from continuing operations is limited because it does not consider certain material costs necessary to operate the Company’s business. These costs include the cost to service debt, the non-cash depreciation and amortization associated with long-lived assets, the cost of federal and state tax obligations and the operating results of the Company’s discontinued businesses. This presentation of EBITDA may not be comparable to similarly titled measures used by other companies.”

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses to the Staff's comments, or require any additional information, please contact the undersigned at (818) 668-2151.

Sincerely,

/s/ Susan Bracey

Susan Bracey
Chief Financial Officer

Annex A

Cash Flows for 2008 Compared to 2007

Cash Flows for 2008 Compared to 2007	For the Year Ended December,
	2008	2007
Net cash provided (used) by operating acivities, from continuing operations	$15,049	$(614)
Net cash used in investing operations	(1,350)	(7,123)
Net cash used in financing activities	(3,327)	(6,325)
Net cash used in discontinued operations	(312)	(392)
Foreign currency translation adjustments	(73)	(46)
Net increase (decrease) in cash	$9,987	$(14,500)

Operating Activities

For the year ended December 31, 2008, the Company generated $15.7 million more cash from operating activities as compared to the year ended December 31, 2007.  The year-over-year increase was primarily due to improved earnings resulting from a 70 basis point improvement in wagering yield experienced by the Company’s ADW segment, reduced expenses from headcount reductions, reduced consulting and marketing costs, as well as favorable working capital fluctuations resulting from improved receivable collections and increased accruals relating to the deferral of bonuses and business tax payments.  Additionally, a non-recurring payment of $1.2 million arbitration was awarded to TVG in the first quarter of 2007.  Operating cash flow is impacted by wagering activity that typically peeks in the second and third quarters of the year.

Investing Activities

During the year ended December 31, 2008, the Company used $5.8 million less cash for investing activities when compared to the year ended December 31, 2007.  The year-over-year decrease was primarily due to the net cash paid out in 2007 in connection with the United Tote ($4.5 million) acquisition and decreased purchases of property and equipment ($1.1 million).  The company’s primary investing activities relate to the continued improvement of its wagering platform and new equipment acquired by its totalizator segment, which is driven by service contract renewals and maintenance requirements.

Financing Activities

Net cash used in financing activities was $3.3 million and $6.3 million for 2008 and 2007, respectively. The year-over-year decrease of $3.0 million was primarily due the refinancing of the Company’s term loan and pay down of debt. In December 2008, we entered into a new credit facility, the terms of which are described below under “Credit Facility.” Proceeds of $4.6 million from the term loan under the new credit facility were used to repay principal and interest in full amounts owed to the prior lender, as well as fees and expenses associated with the refinancing. Total repayment of debt in 2008 was $14.0 million, which included a $1.25 million repayment on the new term loan versus repayment of $11.0 million of debt in 2007.  Under the terms of the Company’s debt agreement, principal payments of $1.25 million are paid quarterly.